Exhibit 1

For Immediate Release

Pointer Telocation Ltd. Reports Record Results

for the Financial Year 2014

Full Year 2014 Highlights

•	Net income of $12.7 million up 34% year-over-year;
•	Revenues of $105.3 million, up 8% year-over-year;
•	Non GAAP operating income of $9.5 million, up 20% year-over-year;
•	Adjusted EBITDA of $12.5 million, up 16% year-over-year;
•	MRM business: revenues of $69.4 million, up 11% YoY with non GAAP operating income of $8.9 million, up 30% YoY.

Rosh HaAyin, Israel, February 26, 2015, Pointer Telocation Ltd. (Nasdaq: PNTR) - a leading developer, manufacturer and operator of Mobile Resource Management (MRM) services, announced today its financial results for the three month period and fiscal year ended December 31, 2014.

David Mahlab, Pointer's Chief Executive Officer, commented on the results: “We are pleased with our performance in 2014. While we faced some significant currency headwinds, especially in the second half of the year, in local currency terms our business grew nicely in all of our various regions. 2014 was particularly important from a strategic point of view. We purchased our partners' shares in the Shagrir operation in Israel, acquired our South African subsidiary and towards the end of the year transferred our roadside assistance business in Israel into a new subsidiary which we plan to spin-off in the second half of 2015.

“We invested strongly in our SaaS infrastructure during 2014, and during 2015 we plan to continue moving our offering to the cloud with the aim of fully offering it as a SaaS model. We also plan on launching new MRM related products and services to additional vertical markets. We expect our MRM business to continue to grow strongly throughout 2015, benefitting from the growth in subscribers as well as the recurring revenues from our subscriber base.”

1

Financial Summary for the Fourth Quarter of 2014

Revenues were $26.6 million compared to $28.1 million in the fourth quarter of 2013, a decrease of 5%. The significant strengthening of the US Dollar in the period versus the various local currencies in which the Company generates sales in, caused a reduction in the revenue level when translated into US Dollars. In local currency terms, revenues slightly increased year-over-year.

International activities for the fourth quarter of 2014 accounted for 40% of total revenue, compared to 34% in the fourth quarter of 2013.

Revenues from products were $8.3 million (31% of revenues) compared to $9.6 million (34% of revenues) in the fourth quarter of 2013, a decrease of 14%. Pointer's revenues from services were $18.3 million (69% of revenues) compared to $18.4 million (66% of revenues) in the fourth quarter of 2013, a decrease of 1%.

Gross profit was $8.7 million (32.9% of revenues) compared to $9.1 million (32.5% of revenues) in the fourth quarter of 2013, a decrease of 4%.

Operating income on a GAAP basis was $0.2 million compared to operating income of $1.2 million in the fourth quarter of 2013. On a non-GAAP basis, operating income was $2.3 million (8.8% of revenues) compared with $2.1 million (7.6% of revenues), an increase of 9%.

Net income on a GAAP basis was $9.4 million or $1.23 per diluted share compared with $3.9 million or $0.65 per diluted share in the fourth quarter of 2013. The net income included a non-cash tax income from a raised tax asset amounting to $9.8 million, which was recorded following the restructuring and separation of the RSA business into a separate entity, and the merger of profitable operations.

Net income on a non-GAAP basis was $2.3 million (8.6% of revenues) compared to a non-GAAP net income of $1.9 million (6.8% of revenues) in the fourth quarter of 2013, an increase of 20%. Fully diluted earnings based on non-GAAP net income in the fourth quarter was $0.29 per share, compared to $0.33 per share in the fourth quarter of 2013.

Adjusted EBITDA was $2.6 million compared with $2.7 million in the fourth quarter of 2014, a decrease of 4%.

2

Financial Summary for the Full Year of 2014

Revenues for 2014 were $105.3 million compared to $97.9 million in 2013, an increase of 8%. In local currency terms, revenues increased by 10%.

International activities for 2014 accounted for 33% of total revenues compared to 29% in 2013.

Revenues from products were $33.1 million (31% of revenues) compared to $34.7 million (35% of revenues) in 2013, a decrease of 5%. Revenues from services were $72.2 million (69% of revenues) compared to $63.2 million (65% of revenues) in 2013, an increase of 14%.

Revenues from the MRM business were $69.4 million, compared with $62.3 million in 2013, an increase of 11.4%.

Gross profit was $35.6 million (33.8% of revenues) in 2014, an increase of 12.5% compared to $31.6 million (32.3% of revenues) in 2013. Non-GAAP Gross profit in the MRM business was $31.5 million (45.3% of revenues) compared with $27.2 million (43.6% of revenues) in 2013, a growth of 15.9%.

Operating income on a GAAP basis was $6.6 million (6.2% of revenues) in 2014 compared to operating income of $6.0 million (6.2% of revenues) in 2013. Operating income on a non-GAAP basis was $9.5 million (9.0% of revenues) in 2014 compared to operating income of $7.8 million (8.0% of revenues) in 2013.

Operating income on a non-GAAP basis at the MRM business was $8.9 million, compared with $6.8 million in 2013, an increase of 30%.

Net income on a GAAP basis was $12.7 million (12% of revenue) or $1.74 per diluted share compared to $7.3 million (7.4% of revenues) or $1.10 per diluted share in 2013. Net income on a non-GAAP basis was $7.9 million (7.5% of revenues) or $1.02 per diluted share, compared to non-GAAP net income of $7.4 million (7.6% of revenues) or $1.30 in 2013.

Adjusted EBITDA was $12.5 million (11.9% of revenues), compared to $10.8 million (11.0%) in 2013, an increase of 16%.

In connection with Pointer’s plan to spin-off its Shagrir business to shareholders, Pro-forma information providing certain details of the financial performance of the Shagrir RSA business and MRM business separately, are provided in Exhibit A for informational purposes only.

3

Conference Call Information

Pointer Telocation's management will host a conference call with the investment community today, Thursday, February 26th, 2015 to review and discuss the financial results, and will also be available to answer questions.

The conference call will commence at 9:30 AM Eastern Time, 4:30 PM Israel time.

To participate in the call, please dial in to one of the teleconference numbers below. Please begin placing your call at least 5 minutes before the time set for the commencement of the conference call.

From USA: +1-888-407-2553

From Israel: 03-918-0610

A replay will be available the following day on the Company’s website: www.pointer.com

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words "believe," "expect," "anticipate," "intend," "seems," "plan," "aim," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact

Zvi Fried, V.P. and Chief Financial Officer	Kenny Green/Ehud Helft, GK Investor Relations
Tel.: +972-3-572 3111	Tel: +1 646 201 9246
E-mail: zvif@pointer.com	E-mail: pointer@gkir.com

4

Reconciliation between results on a GAAP and Non-GAAP basis

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of Cash Flows.

Pointer uses adjusted EBITDA and non-GAAP net income as a non-GAAP financial performance measurement.

We calculate adjusted EBITDA by adding back to net income, net loss from discontinued operations, financial expenses, taxes, depreciation, amortization and impairment of goodwill and intangible assets, the effects of non-cash stock-based compensation expense, profit raise from gaining control in subsidiary previously treated by the equity method, and related goodwill adjustment.

We calculate non-GAAP net income by adding back to net income, net loss from discontinued operations, the effects of non-cash stock based compensation expenses, amortization and impairment of long lived assets, non-cash tax expenses resulting from timing differences relating to the amortization of acquisition-related intangible assets, profit raise from gaining control in subsidiary previously treated by the equity method, acquisition related goodwill adjustment, onetime ‘other expense’ related to the termination cost of a former general manger of a Pointer subsidiary and restructuring in a subsidiary, loss from sale of subsidiary, one time financial expenses resulting from the devaluation of Israeli Shekel denominated bank deposits and non-cash tax income from raised tax asset.

The purpose of such adjustments is to give an indication of our performance exclusive of non-GAAP charges that are considered by management to be outside of our core operating results.

Adjusted EBITDA and non-GAAP net income are provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company's business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. We believe that these non-GAAP measures help investors to understand our current and future operating cash flow and performance, especially as our acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. Adjusted EBITDA and non GAAP net income should not be considered in isolation or as a substitute for comparable measures calculated and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Pointer Telocation

Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing list of customers and products installed in more than 45 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more. The Company's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel.

For more information, please visit http://www.pointer.com

5

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2014	2013

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$8,557	$3,349
Restricted cash	62	81
Trade receivables	19,032	19,793
Other accounts receivable and prepaid expenses	1,853	2,033
Inventories	6,133	6,038

Total current assets	35,637	31,294

LONG-TERM ASSETS:
Long-term accounts receivable	408	546
Severance pay fund	8,609	9,349
Property and equipment, net	11,109	13,975
Other intangible assets, net	1,950	2,936
Goodwill	48,941	55,127
Deferred tax asset	4,545	-

Total long-term assets	75,562	81,933

Total assets	$111,199	$113,227

6

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2014	2013
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$7,432	$10,643
Trade payables	11,460	14,793
Deferred revenues and customer advances	6,379	7,753
Other accounts payable and accrued expenses	9,013	10,768

Total current liabilities	34,284	43,957

LONG-TERM LIABILITIES:
Long-term loans from banks	11,963	9,301
Long-term loans from shareholders and others	1,126	1,301
Other long-term liabilities	493	5,712
Accrued severance pay	9,537	10,317

	23,119	26,631
COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Pointer Telocation Ltd's shareholders' equity:
Share capital	5,705	3,878
Additional paid-in capital	129,618	120,996
Accumulated other comprehensive income	(2,909)	1,456
Accumulated deficit	(75,767)	(89,220)

Total Pointer Telocation Ltd's shareholders' equity	56,647	37,110

Non-controlling interest	(2,851)	5,529

Total equity	53,796	42,639

Total liabilities and shareholders' equity	$111,199	$113,227

7

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,		Three months ended December 31,
	2014	2013	2014	2013
Revenues:
Products	$33,099	$34,662	$8,316	$9,640
Services	72,191	63,195	18,258	18,439

Total revenues	105,290	97,857	26,574	28,079

Cost of revenues:
Products	19,279	20,763	4,561	5,964
Services	50,461	45,497	13,276	12,987

Total cost of revenues	69,740	66,260	17,837	18,951

Gross profit	35,550	31,597	8,737	9,128

Operating expenses:
Research and development	3,390	3,244	784	948
Selling and marketing	11,219	10,398	2,760	2,874
General and administrative	11,883	10,539	2,966	3,374
Other expenses	395	403	731	403
Amortization and Impairment of long lived assets	2,116	967	1,327	328

Total operating expenses	29,003	25,551	8,568	7,927

Operating income	6,547	6,046	169	1,201
Financial expenses, net	2,424	1,077	700	292
Other expenses (income)	232	(3,299)	238	(3,299)

Income (loss) before taxes on income	3,891	8,268	(769)	4,208
Tax expenses (income)	(8,849)	1,337	(10,217)	283

Income after taxes on income	12,740	6,931	9,448	3,925
Equity in gains of affiliate	-	340	-	-

Net income	$12,740	$7,271	$9,448	$3,925

Profit (loss) from continuing operations attributable to:
Equity holders of the parent	13,453	6,320	9,776	3,756
Non-controlling interests	(713)	951	(328)	169

	$12,740	$7,271	$9,448	$3,925

Earnings per share from continuing operations attributable to Pointer Telocation Ltd's shareholders:
Basic net earnings per share	$1.81	$1.14	$1.27	$0.68

Diluted net earnings per share	$1.74	$1.10	$1.23	$0.65

Weighted average -Basic number of shares	7,446,707	5,557,635	7,688,564	5,561,869

Weighted average – fully diluted number of shares	7,726,653	5,697,446	7,945,839	5,769,591

8

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2014	2013	2014	2013
Cash flows from operating activities:

Net income	$12,740	$7,271	$9,448	$3,925
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and impairment	5,889	4,049	2,298	1,281
Profit raise from gaining control in subsidiary previously treated by the equity method	-	(3,299)	-	(3,299)
Gain from a bargain purchase	(288)	-	48	-
Accrued interest and exchange rate changes of debenture and long-term loans	17	21	4	58
Accrued severance pay, net	56	(397)	(57)	(283)
Gain (loss) from sale of property and equipment, net	(95)	(195)	35	(26)
Equity in gains of affiliate	-	(340)	-	-
Amortization of stock-based compensation	375	374	90	211
Decrease in restricted cash	19	27	1	10
Decrease (increase) in trade receivables, net	(1,141)	(1,270)	155	1,582
Decrease (increase) in other accounts receivable and prepaid expenses	(21)	148	270	511
Decrease (increase) in inventories	(462)	(685)	(179)	260
Decrease (increase) in long-term accounts receivable	126	(4)	133	(16)
Increase in Deferred tax asset	(8,968)	-	(8,968)	-
Increase (decrease) in trade payables	(654)	1,290	186	(241)
Increase (decrease) in other accounts payable and accrued expenses	(1,845)	1,449	(241)	(269)
Increase (decrease) in deferred income taxes	(152)	1,272	(1,237)	601

Net cash provided by operating activities	5,596	9,711	1,986	4,305

Cash flows from investing activities:

Purchase of property and equipment	(4,458)	(4,663)	(1,254)	(1,475)
Proceeds from sale of property and equipment	1,529	1,216	418	(242)
Investment and loans/Repayments in affiliate	-	137	-	36
Acquisition of Subsidiary (a)	(688)	(3,973)	-	(3,973)
Proceeds from sale of investments in previously consolidated subsidiaries (b)	(41)	-	(41)	-

Net cash used in investing activities	(3,658)	(7,283)	(877)	(5,654)

9

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2014	2013	2014	2013
Cash flows from financing activities:
Receipt of long-term loans from banks	12,577	7,127	(308)	3,417
Repayment of long-term loans from banks	(8,986)	(10,137)	(1,906)	(2,278)
Repayment of long-term loans from shareholders	(301)	-	52	-
Repurchase of shares from non-controlling interests	(7,740)	-	-	-
Proceeds from issuance of shares	10,065	7	-	7
Short-term bank credit, net	(1,640)	563	734	950
Net cash used in financing activities	3,975	(2,440)	(1,428)	2,096
Effect of exchange rate changes on cash and cash equivalents	(705)	(324)	(95)
				(115)
Increase (decrease) in cash and cash equivalents	5,208	(336)	(434)	652
Cash and cash equivalents at the beginning of the period	3,349	3,685	8,991	2,697
Cash and cash equivalents at the end of the period	$8,557	$3,349	$8,557	$3,349

(a)	Acquisition of subsidiary:
	Working capital (Cash and cash equivalent excluded)	221	130	-	130
	Property and equipment	565	2,486	-	2,486
	Other intangible assets	190	1,690	(48)	1,690
	Goodwill	(288)	4,894	48	4,894
	Long term loans from banks and others	-	(1,342)	-	(1,342)
	Investment in subsidiary previously treated by the equity method	-	(3,885)	-	(3,885)

		$688	$3,973	$-	$3,973

(b)	Proceeds from sale of investments in previously consolidated subsidiaries:
	Working capital (Cash and cash equivalent excluded)	(18)	-	(18)	-
	Property and equipment	(30)	-	(30)	-
	Long term loans from banks and others	5	-	5	-
	Minority Interest	(125)	-	(125)	-
	Loss from sale of subsidiaries	209		209

		$41	$-	$41	$-

(c)	Non-cash activity:

	Issuance of shares in respect of acquisition of non-controlling interests in subsidiary	$11,385	$-	$-	$-

10

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

ADDITIONAL INFORMATION

U.S. dollars in thousands

The following table reconciles the GAAP to non-GAAP operating results:

	Year ended December 31,		Three months ended December 31,
	2014	2013	2014	2013

GAAP gross profit	$35,550	$31,597	$8,737	$9,128
Stock-based compensation expenses	10	2	3	1
Non-GAAP gross profit	$35,560	$31,599	$8,740	$9,129

GAAP operating expenses	$29,003	$25,551	$8,568	$7,927
Stock-based compensation expenses	380	372	96	210
Amortization and impairment of long lived assets	2,116	967	1,327	328
Other expenses of termination costs and restructuring in subsidiary	683	403	683	403
Acquisition related goodwill adjustment	(288)	-	48	-
Non-GAAP operating expenses	$26,112	$23,809	$6,414	$6,986

GAAP operating income	$6,547	$6,046	$169	$1,201

Non-GAAP operating income	$9,448	$7,790	$2,326	$2,143

GAAP net income	$12,740	$7,271	$9,448	$3,925
Stock-based compensation	390	374	99	211
Amortization and impairment of long lived assets	2,116	967	1,327	328
Acquisition related goodwill adjustment	(288)	-	48	-
Profit raise from gaining control in subsidiary previously treated by the equity method	-	(3,299)	-	(3,299)
Other expenses of termination costs and restructuring in subsidiary	683	403	683	403
Loss from sale of subsidiary	209	-	209	-
Financial expenses resulting from the devaluation of Israeli Shekel denominated bank deposits	498	-	-	-
Non-cash tax expenses resulting from timing differences relating to the amortization of acquisition-related intangible assets and goodwill	1,379	1,700	320	350
Non cash tax income from raised tax asset	(9,799)	-	(9,799)	-
Non-GAAP net income	$7,928	$7,416	$2,335	$1,918

Non-GAAP net income per share - Diluted	$1.02	$1.30	$0.29	$0.33
Non-GAAP weighted average number of shares - Diluted*	7,726,653	5,697,446	7,945,839	5,769,591

* In calculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludes the effects of stock-based compensation expenses in accordance with FASB ASC 718.

11

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

Adjusted EBITDA

	Year ended December 31,		Three months ended December 31,
	2014	2013	2014	2013

GAAP Net income as reported:	$12,740	$7,271	$9,448	$3,925

Financial expenses, net	2,424	1,077	700	292
Tax on income	(8,849)	1,337	(10,217)	283
Profit raise from gaining control in subsidiary previously treated by the equity method and acquisition related goodwill adjustment	(288)	(3,299)	48	(3,299)
Stock based compensation expenses	390	374	99	211
Loss from sale of subsidiary	209	-	209	-
Depreciation, amortization and impairment of goodwill and intangible assets	5,889	4,049	2,298	1,281

Adjusted EBITDA	$12,515	$10,809	$2,585	$2,693

- - - - - - - - - - - -

12

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

Exhibit A

U.S. dollars in thousands

	Year ended December 31, 2014			Year ended December 31, 2013
	Unaudited			Unaudited
	MRM	RSA	Total	MRM	RSA	Total

Revenues	69,426	35,864	105,290	62,303	35,554	97,857

Non-GAAP Cost of Revenues	37,961	31,769	69,730	35,153	31,105	66,258

Non-GAAP Gross profit	31,465	4,095	35,560	27,150	4,449	31,599
	45.3%	11.4%	33.8%	43.6%	12.5%	32.3%

Non-GAAP Operating Expenses	22,583	3,529	26,112	20,317	3,492	23,809

Non-GAAP Operating profit	8,882	566	9,448	6,833	957	7,790

13